UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Tall Idea Labs, Inc.

Legal status of issuer

> *Form*
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> October 3, 2014

Physical address of issuer
440 N Wolfe Rd, Sunnyvale, CA 94085

Website of issuer
http://www.commerce.ai/

Name of intermediary through which the Offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5.00% of the number of securities sold.

Type of security offered
Crowd Notes

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a Broker-Dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
November 17, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
4

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$140,616	$534
Cash & Cash Equivalents	$130,616	$534
Accounts Receivable	$10,000	$0
Short-term Debt	$0	$800
Long-term Debt	$71,942	$0
Revenues/Sales	$10,000	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$132,126	-$40,168

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A

OFFERING MEMORANDUM PART II OF OFFERING STATEMENT

(EXHIBIT A TO FORM C)
September 18, 2017

Tall Idea Labs, Inc.



Up to $1,070,000 of Crowd Notes

Tall Idea Labs, Inc. ("Commerce.AI," "the "Company," "we," "us", or "our"), is offering up to $1,070,000.00 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the company must reach its Target Amount of $25,000 by November 17, 2017. The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $100,000 under the Combined Offerings (the "Closing Amount") by November 17, 2017, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions in excess of the Target Amount up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to November 17, 2017, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased under Regulation CF is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration. THE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY, NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company’s management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: http://www.commerce.ai/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

UPDATES

Updates on the status of this Offering may be found at: https://www.seedinvest.com/commerceai/seed

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Tall Idea Labs, Inc. (DBA "Commerce.AI",the "Company") is a Delaware Corporation (qualified to do business in CA), formed on October 9, 2014.
The Company is located at 440 N Wolfe Rd, Sunnyvale, CA 94085.

The Company's website is http://www.commerce.ai/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on SeedInvest under https://www.seedinvest.com/commerecai/seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Business

Commerce.AI was founded with the mission to harness the power of artificial intelligence to change the way commerce is done. The company is training its AI to learn about all products. When the AI starts to understand which product, features work well, it can empower the humans to do what we are best at- building great products and sell with confidence!

The Offering

Minimum amount of Crowd Notes being offered	$25,000
Maximum amount of Crowd Notes	$1,070,000
Minimum investment amount per investor	The minimum investment is this offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.
Offering deadline	November 17, 2017
Use of proceeds	See the description of the use of proceeds on page 6 hereof.
Voting Rights	See the description of the voting rights on page 9, 15-16 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company's valuation is relatively high given its stage and historical revenue. The Company is raising at an $8M cap, 10% discount with no interest rate while having only generated $185K since September, 2016. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

Commerce.AI faces competition from other companies in the product intelligence space. Existing companies that engage in the product intelligence business or are within the retail tech space could introduce new or enhance existing products. If the Company is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact Commerce.AI's growth.

The Company is a B2B business with long sales cycles. To date, Commerce.AI has only secured two paying customers. If the Company is unable to increase its customer growth, it will not hit its revenue targets, potentially harming the financial health of the Company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Anand Pandharikar who is the CEO of the Company. The Company has entered into an employment agreement with him, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Anand Pandharikar or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products. Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer. We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business. Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights. Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has transactions with related persons. The Company currently has $71,942 of outstanding debt issued by the Founder, which matures in five years. The Company plans to either raise additional equity capital or refinance its current debt, or some combination thereof, in order to satisfy these obligations before they become due.

The Company does not have an official record of Board Meeting Minutes. Board meeting minutes serve as an official and legal record of the meeting of the Board of Directors. Proper corporate government typically requires that all appointments of board members, approval of capital raising and approval of major decisions were done in accordance with state law and the company's bylaws. Board meeting minutes should serve as an evidence of the above.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change. Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has experienced recurring losses from operations since inception and will be required to obtain additional funding or alternative means of financial support, or both, prior to January 1, 2018, in order to continue as a going concern. As shown in the accompanying financial statements, the Company incurred net losses of $131,326 and $40,168 for the twelve month periods ended December 31, 2016 and 2015, and has an accumulated deficit of $176,812 as of December 31, 2016. Additionally, the Company incurred negative cash flows from operations of $131,326 and $39,368 for the twelve month periods ended December 31, 2016 and 2015.

The Company has not yet filed a form D for its prior offering in July 2017. SEC rules require this notice to be filed by companies within 15 days after the first sale of securities in the offering. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. Although Commcerce.ai plans to start the process of filing a form D, there is a risk that a late penalty could apply.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the Company. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (and only a financing using preferred shares will count for this purpose), the conversion price will be set for conversion into non-voting shares of a to-be-determined class of preferred stock.

Investors in the Regulation CF offering will be considered non-major investors under the terms of the notes offered. Only major investors will have their notes converted at this time, notes held by non-major investors will only convert at the sole discretion of the Company or in the event of subsequent corporate transaction. Further, the notes convert at a discount of 10%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time conversion, if any, might value the Company at an amount well below the valuation cap, so you should not view the valuation cap as being an indication of the Company's value. Further any interest on the notes is accrued interest, therefore you will not be paid interest payments on these notes. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

It is unclear how the Crowd Note would be interpreted by a court if we were forced into litigation. We are using Crowd Notes in this offering. Crowd Notes are designed to offer equity in the Company at a future date when specified conditions occur. However, it is unclear how a court in Delaware would interpret the provisions of the Crowd Note in relation to our organization as a limited liability company and since the notes set the number of underlying securities an investor is entitled to now, but do not provide for interest or a maturity date and only convert in limited circumstances. Should we be forced to litigate the terms of the Crowd Note, it is possible that a court would not interpret the note as we do, thereby impacting the terms of the investment and possibly providing greater rights to some investors and lesser rights to others.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-major investor under the terms of the notes offered, and therefore upon any conversion you will receive shares of a Shadow Series with certain limited rights. Shadow Series shareholders may receive a different liquidation preference, may not have voting rights, and will receive quarterly business updates by the Company but may be limited in other information and inspection rights. Furthermore, the Company has issued and may issue convertible notes to investors outside of this offering. Those notes may convert earlier or under terms more favorable than the Crowd Note.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's Founder and CEO Anand Pandharikar beneficially owns up to 80% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, Anand Pandharikar may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Anand Pandharikar may have interests that are different from yours. For example, he may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, he could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

You will be bound by an investment management agreement, which limits your voting rights. All Non-Major Purchasers of Crowd Notes will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes vote to terminate the agreement.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Commerce.AI uses proprietary deep learning technology to automate product related decision-making and workflows for brands and retailers.

Business Plan

Commerce.AI is an AI-powered system that sees, reads and listens to the world's product information with deep product-learning technology. This technology helps retailers and brands understand what customers are talking about at the product level, and build powerful e-commerce catalogs. When the AI starts to understand which product features work well, it can empower the humans to do what we are best at- building great products and selling with confidence!

We believe the opportunity is significant. Brands and retailers do not currently have a sophisticated way to listen to real-time consumer opinions at scale. There are 5 Billion unique branded products in the world , with over 30,000+ new products created every year, and over $22 trillion spent on global retail. This is a massive market to push into. Investing in us will allow us to add significant product improvements and scale our growing client base.

The Company's Products and/or Services

Our AI platform scans the web to identify profitable product opportunities, gather SKU-level intelligence, and capture product-relevant catalog content designed to optimize conversion rates.

Product / Service	Description	Current Market
Commerce.AI platform	Commerce.AI is a B2B SaaS/API product that can be used by brands, retailers and investment analysts.	Estimated business intelligence and analytics market is $18.3 billion.

Commerce.AI is a B2B SaaS/API product that can be used by brands, retailers and investment analysts. The key innovation is our ability to understand non-numerical data associated with individual products. Our platform scans the web to gather unstructured data (product reviews, images posted by users, consumer videos) in order to augment product related decisions for companies.

Using our Deep Product Learning ® technology, the platform enables our customers to achieve the following in an accelerated fashion.
- Market research
- Product design
- Product management
- Marketing and merchandising
- Competitive analysis

Kind of questions Commerce.AI can help answer for our business customers, just in few seconds, all within single platform:
For brands:
- Which new product should we build next?
- How big is the market for a new product?
- Which are the trending new competitive products?
- #1 reason why customers buy or don't buy an existing product?
- What is the #1 complaint about a product?
- How likely the new complaint convert to product recall?

For retailers:
- Which products to carry or drop based on consumer sentiment?
- How to enhance product content? (such as product catalog, marketing campaigns)
- Which new products or brands are trending?

Apart from Commerce.AI platform, we have no other new products in development. There are several new features are being planned for Commerce.AI platform.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Competition

- The largest competitor for Commerce.AI's "automated product intelligence" is "manual product intelligence". Company employees spend a countless number of hours manually analyzing unstructured data such as product reviews, discussion forums and focus group survey results in order to build this intelligence.
- On the other hand, market research giants (such as Nielsen, Forrester, Gartner) have an army of analysts conducting the similar analysis. These reports lag real-time updates necessary for the modern world.
- We believe there is no clear leader in the market that we are carving out. We aim to be the gold standard for automated product intelligence.

Customer Base

After demonstrating the power of our system, we signed our first ever client Walmart, and have just signed another large customer this year, Cisco. We have over 50+ brands in the pipeline, including electronics brands such as Netgear and Panasonic, CPG brands such as Nestle, Mars, and Clorox, as well as large retailers like Toys R Us and Bed Bath & Beyond.

Intellectual Property
Patents

Application or Registration #	Title	File Date	Grant Date	Country
62341653	Method for updating online product description based on customer perspective learned from reviews and questions	May 26, 2016	Provisional	United States
62517244	A method and apparatus to identify anomalies in trending topics using unsupervised machine learning	June 9, 2017	Provisional	United States

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
87392673	IC 042. US 100 101. G & S: Providing temporary use of a non-downloadable web application for helping retailers sell more products	DEEP PRODUCT LEARNING	March 30, 2017	N/A	United States

Litigation
None

Other
The Company's principal address is 440 N Wolfe Rd , Sunnyvale, CA 94085

The Company has the following additional addresses: N/A

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised based on the Company's forecast.

Use of Proceeds	% of Minimum	Amount if Minimum	% of Maximum	Amount if Maximum

	Proceeds Raised	Raised	Proceeds Raised	Raised
Offering Expenses	44.50%	$11,125	8.36%	$89,500
Product	38.85%	$9,713	36.65%	$392,200
Misalliance	2.78%	$694	18.33%	$196,100
Marketing	13.87%	$3,468	36.65%	$392,200
Total	**100.00%**	**$25,000**	**100.00%**	**$1,070,000**

The above list of the anticipated use of proceeds is not binding on the Company and is merely description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the company.

If we receive funds in our concurrent offering under Rule 506(c) of Regulation D, we may allocate some of those funds to cover some, if not all of the costs, of uses identified above.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Anand Pandharikar

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Anand Pandharikar is the Co-founder/CEO of Commerce.AI.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Prior to Commerce.AI, Andy founded Fitiquette based in San Francisco, which got acquired by Flipkart group. Fitiquette was selected as the top commerce-tech startup at Techcrunch Disrupt SF 2012. Andy held various product and engineering positions at Cisco. He is also a member of SF Angels Group and has invested in a number of startups as an angel investor. He attended M.S. in Management Science and Engineering at Stanford University and an Executive Degree at Harvard Business School. Andy is an outdoor enthusiast, an ultramarathoner, and a certified lead rock climber.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Anand (Andy) Pandharikar

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Andy Pandharikar is the Co-founder/CEO of Commerce.AI.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Prior to Commerce.AI, Andy founded Fitiquette based in San Francisco, which got acquired by Flipkart group. Fitiquette was selected as the top commerce-tech startup at Techcrunch Disrupt SF 2012. Andy held various product and engineering positions at Cisco. He attended M.S. in Management Science and Engineering at Stanford University and an Executive Degree at Harvard Business School.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful

misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 4 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:
The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Anand Pandharikar
Amount outstanding	$71,942.00
Interest rate and payment schedule	0% Interest. Payment schedule undetermined.
Amortization schedule	N/A
Describe any collateral or security	No collateral
Maturity date	2021
Other material terms	The Company currently has 71,942 of outstanding debt which matures in five years. The Company plans to either raise additional equity capital or refinance its current debt, or some combination thereof, in order to satisfy these obligations before they become due.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Money Raised	Offering Date
SAFE (Simple Agreement for Future Equity)	$200,000	November 1, 2016
SAFE (Simple Agreement for Future Equity)	$150,000	April 4, 2017
SAFE (Simple Agreement for Future Equity)	$200,000	May 16, 2017
SAFE (Simple Agreement for Future Equity)	$80,000	July 06, 2017
SAFE (Simple Agreement for Future Equity)	$50,000	July 22, 2017

The Company issued $680,000 of additional SAFE notes, which provide the holders with the opportunity to purchase equity in the future. Also during 2017, the Company issued an additional 725,000 options to purchase Company stock. All of the options have vesting periods between 2 and 4 years.

Ownership
A majority of the Company is owned by Anand Pandharikar.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Anand Pandharikar	80.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
The Company has experienced recurring losses from operations since inception and will be required to obtain additional funding or alternative means of financial support, or both, prior to January 1, 2018, in order to continue as a going concern. As shown in the accompanying financial statements, the Company incurred net losses of $131,326 and $40,168 for the twelve month periods ended December 31, 2016 and 2015, and has an accumulated deficit of $176,812 as of December 31, 2016. Additionally, the Company incurred negative cash flows from operations of $131,326 and $39,368 for the twelve month periods ended December 31, 2016 and 2015.

Liquidity and Capital Resources
The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $350K in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy. Post-raise, the Company's monthly cash burn will be $25K.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

THE OFFERING AND THE SECURITIES

The Securities offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a Preferred Stock financing raising more than $1 million).
-
- Once a "qualified equity financing" occurs, the notes may be converted thereafter.

The price at which the Crowd Notes sold in this offering will convert will be:

- At a discount of 10% to the price in the qualified equity financing, subject to a $8 million valuation cap, if the conversion takes place after the qualified equity financing; or
-
- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 0%, compounded quarterly.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $100,000 Combined Escrow Target between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $1,070,000 from investors through Regulation Crowdfunding before the deadline of November 17, 2017.

The minimum investment is this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Purchasers of Crowd Notes will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes vote to terminate the agreement.

Securities sold pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors in those Crowd Notes will be entitled to participation rights in future offerings of equity securities up to the purchase price of their Crowd Notes and will be considered major investors, to the extent that concept exists, in those offerings. Further, Major Investors will be entitled to greater information rights than non-major investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-Major counterparts.

Dilution

Even once the Crowd Notes convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier Offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

In December, the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.

In June 2015 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

Each prospective Purchaser should consult with his own tax and ERISA advisor as to the particular consequences to the Purchaser of the purchase, ownership, and sale of the Purchaser's Securities, as well as possible changes in the tax laws.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Founder's Note: Total long-term debt $ 71,942
The Company currently has $71,942 of outstanding debt which matures in five years. The Company plans to either raise additional equity capital or refinance its current debt, or some combination thereof, in order to satisfy these obligations before they become due.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: N/A

OTHER INFORMATION

Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your convertible note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
The intermediary will notify investors when the target offering amount has been met;
The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1.   Personal information such as your current address and phone number
2.   Employment and employer information
3.   Net worth and income information

4.   Social Security Number or government-issued identification
5.   ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
1.   The Company becomes a fully-reporting registrant with the SEC
2.   The Company has filed at least one annual report, but has no more than 300 shareholders of record
3.   The Company has filed at least three annual reports, and has no more than $10 million in assets
4.   The Company or another party repurchases or purchases all the Securities sold in reliance on Section 4(a)(6) of the Securities Act
5.   The Company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1.   To the Company that sold the Securities
2.   To an accredited investor
3.   As part of an Offering registered with the SEC (think IPO)
4.   To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for theses Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists its Securities on an exchange, is acquired, or goes bankrupt.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Anand (Andy) Pandharikar
_____
(Signature)

Anand (Andy) Pandharikar
_____
(Name)

Founder and CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

EXHIBIT C

EXHIBIT D

Investor Deck

EXHIBIT E

Video Transcript

EXHIBIT B

EXHIBIT C

Investor Deck

EXHIBIT E

Video Transcript

EXHIBIT B

Tall Idea Labs, Inc.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

(WITH INDEPENDENT REVIEW REPORT THEREON)

Table of Contents

T. Roe CPA & Consulting LLC

2561 1200th Rd, Oberlin, KS 67749, Phone: 913-515-1929, Email: tyler@troecpa.com

Accountants Review Report

Management Team
Tall Idea Labs, Inc.:

I have reviewed the accompanying consolidated balance sheet of Tall Idea Labs, Inc., as of December 31, 2016 and 2015, and the related statement of income, capital and cash flows for the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is to express and opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presenation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provided a reasonable basis for my report.

Based on my review, I am not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with the U.S. generally accepted accounting principles.

TRoe CPA & Consulting LLC

Oberlin, KS
September 12, 2017

Tall Idea Labs, Inc.

Consolidated Balance Sheets

December 31, 2016 and 2015

Assets		**2016**	**2015**
Current assets:			
Cash and cash equivalents	$	130,616	534
Accounts receivable		10,000	—
Total current assets		140,616	534
Non current assets:			
Other		—	—
Total assets	$	140,616	534

Liabilities and Stockholders' Equity (Deficit)			
Current liabilities:			
Taxes Payable	$	800	800
Total current liabilities		800	800
Notes payable		71,942	—
Total non-current liabilities		71,942	—
Total liabilities		72,742	800
Common shares, $0.0001 par value. Authorized 10,000,000 shares; 8,832,777 shares issued at December 31, 2016		800	100
Additional paid-in capital		243,886	44,320
Accumulated other comprehensive income		—	—
Retained earnings (deficit)		(176,812)	(44,686)
Total stockholders' equity (deficit)		67,874	(266)
Total liabilities and stockholders' equity (deficit)	$	140,616	534

See accompanying notes to consolidated financial statements.

Tall Idea Labs, Inc.

Consolidated Statement of Income

Years ended December 31, 2016 and 2015

		2016	**2015**
Net sales	$	10,000	—
Cost of sales		—	—
Gross profit		10,000	—
Operating expenses:			
Selling expenses		(7,868)	—
General & Administrative expenses		(133,458)	(39,368)
Total operating expenses		(141,326)	(39,368)
Operating income		(131,326)	(39,368)
Other Income			
Interest Expense		—	—
Income before income taxes		(131,326)	(39,368)
Income tax expense		(800)	(800)
Net income (loss)	$	(132,126)	(40,168)

See accompanying notes to consolidated financial statements.

Tall Idea Labs, Inc.

Statements of Cash Flows

Years ended December 31, 2016 and 2015

	2016	2015
Cash flows from operating activities:		
Net income	$ (132,126)	(40,168)
Adjustments to reconcile net income to net cash flows provided (used) by operating activities:		
Depreciation and amortization	—	—
Changes in assets and liabilities, net of purchase accounting impact:		
Increase in accounts receivable	(10,000)	—
Increase in taxes payable	—	800
Net cash flows provided (used) by operating activities	(142,126)	(39,368)
Cash flows from investing activities:		
Patents	—	—
Net cash provided by (used in) investing activities	—	—
Cash flows from financing activities:		
Net proceeds from note payable	71,942	—
Net Proceeds from equity contribution	200,266	39,902
Net cash provided by (used in) financing activities	272,208	39,902
Effect of foreign currency rates on cash	—	—
Net increase (decrease) in cash and cash equivalents	130,082	534
Cash and cash equivalents at beginning of year	534	—
Cash and cash equivalents at end of year	$ 130,616	534
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$ —	—

See accompanying notes to consolidated financial statements.

Tall Idea Labs, Inc.

Consolidated Statements of Stockholders' Equity

Years ended December 31, 2016 and 2015

		Stockholders Investment	Retained earnings (deficit)	Total Stockholder's equity
Balance December 31, 2014	$	—	(4,518)	(4,518)
Stockholders Equity		100	—	100
Additional Paid in Capital		44,320	—	44,320
Net income for the year ended December 31, 2015		—	(40,168)	(40,168)
Balance December 31, 2015	$	44,420	(44,686)	(266)
Stockholders Equity		800	—	800
Additional Paid in Capital		199,466	—	199,466
Net income for the year ended December 31, 2016		—	(132,126)	(132,126)
Balance December 31, 2016	$	244,686	(176,812)	67,874

See accompanying notes to consolidated financial statements.

Tall Idea Labs, Inc.

Consolidated Statements of Comprehensive Income (Loss)

Years ended December 31, 2016 and 2015

		2016	**2015**
Net income	$	(132,126)	(40,168)
Other comprehensive income:			
		—	—
Comprehensive income	$	(132,126)	(40,168)

See accompanying notes to consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS

(1) Basis of Presentation

The accompanying interim condensed financial statements are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States for interim periods. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States have been condensed or omitted pursuant to such rules.. The accompanying condensed financial statements reflect the application of certain significant accounting policies as described below and elsewhere in these notes to the condensed financial statements.

The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern. The Company has experienced recurring losses from operations since inception and will be required to obtain additional funding or alternative means of financial support, or both, prior to January 1, 2018, in order to continue as a going concern. As shown in the accompanying financial statements, the Company incurred net losses of $131,326 and $40,168 for the twelve month periods ended December 31, 2016 and 2015, and has an accumulated deficit of $176,812 as of December 31, 2016. Additionally, the Company incurred negative cash flows from operations of $131,326 and $39,368 for the twelve month periods ended December 31, 2016 and 2015.

(2) Summary of Significant Accounting Policies

(a) *Cash and Cash Equivalents*

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(b) *Use of Estimates*

The preparation of consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the valuation and carrying amount of property, plant, equipment and intangibles; valuation allowances for receivables and inventories; deferred income tax assets; and assets and obligations related to employee benefits. Actual results could differ from those estimates.

(3) Debt

The Company's debt at December 31st 2016 was as follows:

	2016	2015
Founders Note	$ 71,942	—
Total long-term debt	$ 71,942	—

The Company currently has 71,942 of outstanding debt which matures in five years. The Company plans to either raise additional equity capital or refinance its current debt, or some combination thereof, in order to satisfy these obligations before they become due.

(4)   Income Taxes

The Company determines the tax provision by applying an estimate of the annual effective tax rate to the year-to-date pretax book income (loss) and adjusts for discrete items during the reporting period, if any. Tax jurisdictions with losses for which tax benefits cannot be realized are excluded. Additionally, for certain tax jurisdictions where a reliable estimate of year-to-date income tax expense or benefit cannot be made, the Company applied the actual effective tax rate to year-to-date income.

The effective income tax rate for the twelve months ended December 31, 2016 and 2015 was -0.6% and -2%. The Company's effective income tax rates differ from the applicable statutory tax rate primarily due to valuation allowances on deferred tax assets in various jurisdictions, mix of earnings (losses) by jurisdictions.

(5)   Stock Options

Options	Number of Options	Weighted Average Exercise Price	Weighted Average Contractual Term
Oustanding at December 31 2014	—	—	—
Granted	50,000	0.00	10
Exercised	—	—	—
Expired	—	—	—
Forfeited	—	—	—
Other	—	—	—
Outstanding at December 31, 2015	50,000	0.00	10
Vested and expected to vest at December 31, 2015	50,000	0.00	10
Oustanding at December 31 2015	50,000	0.00	10
Granted	500,000	0.01	10
Exercised	—	—	—
Expired	—	—	—
Forfeited	—	—	—
Other	—	—	—
Outstanding at December 31, 2016	550,000	0.01	10
Vested and expected to vest at December 31, 2016	50,000	0.00	10

At December 31, 2016, total unrecognized compensation cost related to the unvested portion of the Company's service-based stock option awards that remains to be expensed was $250,000, with the weighted average remaining years to vest of approximately 4 years.

(6)   Subsequent Events

Subsequent events have been evaluated through the date of this report.

During 2017 the Company issued $480,000 of additional SAFE notes, which provide the holders with the opportunity to purchase equity in the future.

Also during 2017, the Company issued an additional 725,000 options to purchase Company stock. All of the options have vesting periods between 2 and 4 years.

EXHIBIT C

PDF of SI Website

EDIT SHARE


COMMERCE.AI
Self-driving Commerce

Commerce.AI

Artificial Intelligence To Power Next Generation Commerce Edit Profile

$500	$8,000,000	Crowd Note
Minimum	Valuation cap	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Commerce.AI is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Commerce.AI without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Est. Business Intelligence And Analytics Market
$18.3 billion

New Products Launched In Consumer Goods In 2016
30K

- Founder's previous startup was acquired by Myntra, which was then sold to Flipkart. It was also a finalist at TechCrunch Disrupt.
- Paying customers include Walmart and Cisco. Sales pipeline includes ~50 brands and companies.
- Received $185K in purchase orders since launch in September 2016
- Investors include DeNA, SF Angels, and Plug & Play Venture.
- Two patents pending. Team from Stanford & MIT.

- Round Size: US $1,070,000
- Raise Description: Seed
- Minimum Investment: US $500 per investor
- Security Type: Crowd Note
- Valuation Cap: US $8,000,000
- Target Minimum Raise Amount: US $100,000
- Offering Type: Side by Side Offering

Commerce.AI's mission is to harness the power of artificial intelligence to change the way commerce is done.

Commerce.AI is an AI-powered system that sees, reads and listens to the world's product information with deep product-learning technology. This technology helps retailers and brands understand what customers are talking about at the product level, and build powerful e-commerce catalogs. When the AI starts to understand which product features work well, it can empower the humans to do what we are best at- building great products and selling with confidence!

After demonstrating the power of our system, we signed our first ever client Walmart, and have just signed another large customer this year, Cisco. We have over 50+ brands in the pipeline, including electronics brands such as Netgear and Panasonic, CPG brands such as Nestle, Mars, and Clorox, as well as large retailers like Toys R Us and Bed Bath & Beyond.

We believe the opportunity is significant. Brands and retailers do not currently have a sophisticated way to listen to real-time consumer opinions at scale. There are 5 Billion unique branded products in the world , with over 30,000+ new products created every year, and over $22 trillion spent on global retail. This is a massive market to push into. **Investing in us will allow us to add significant product improvements and scale our growing client base.**

Pitch Deck


COMMERCE.AI
Confidential COMMERCE.AI

RISKS

Product & Service

EDIT SHARE

Commerce.AI is a B2B SaaS/API product that can be used by brands, retailers and investment analysts.

The key innovation is our ability to understand non-numerical data associated with individual products. Our platform scans the web to gather unstructured data (product reviews, images posted by users, consumer videos) in order to augment product related decisions for companies. Using our Deep Product Learning ® technology, the platform enables our customers to achieve the following in an accelerated fashion.

- Market research
- Product design
- Product management
- Marketing and merchandising
- Competitive analysis

Kind of questions Commerce.AI can help answer for our business customers, just in few seconds, all within single platform:

For brands:

- Which new product should we build next?
- How big is the market for a new product?
- Which are the trending new competitive products?
- #1 reason why customers buy or don't buy an existing product?
- What is the #1 complaint about a product?
- How likely the new complaint convert to product recall?

For retailers:

- Which products to carry or drop based on consumer sentiment?
- How to enhance product content? (*such as product catalog, marketing campaigns*)
- Which new products or brands are trending?

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COMMERCE.AI
Self-driving Commerce
Copyright Commerce.AI
© 2017

CommerceAI SaaS Product.

Media Mentions



Team Story

Before Commerce.Ai, Andy founded Fitiquette, based in San Francisco. It was acquired by Myntra, which was then bought by Flipkart. Fitiquette used conventional machine learning technology to solve a specific e-commerce problem. Recognizing the enormous potential for advanced machine learning and artificial intelligence, Andy pitched his core idea behind Commerce.AI to Walmart executives in 2015. After Walmart signed a contract with Commerce.AI, Andy invited Nate and subsequently the rest of the members to join the founding team. The team has worked together before and know each other's strengths and weaknesses. More importantly, the team is passionate about advancing the AI to help humans make day to day decisions!

Founders and Officers



Andy Pandharikar
COFOUNDER/CEO

Andy Pandharikar is the Co-founder/CEO of Commerce.AI. Before that, Andy founded Fitiquette based in San Francisco, which **got acquired by Myntra Group (acquired by Flipkart group).** Fitiquette was selected as the top commerce-tech startup at Techcrunch Disrupt SF 2012. Andy held various product and engineering positions at Cisco. He is also a member of SF Angels Group and has invested in a number of startups as an angel investor. He attended **M.S. in Management Science and Engineering at Stanford University and an Executive Degree at Harvard Business School**. Andy is an outdoor enthusiast, an ultramarathoner, and a certified lead rock climber.

Nate Orlin
COFOUNDER/PRODUCT ENGINEERING

Nate is the Co-founder of Commerce.AI. He is responsible for core technology, product and all things engineering for the company. Before that he spent four years at IBM, building enterprise-grade, large scale, software; empowering services related to **IBM Watson**. He has a deep passion for technology, systems, and architecture. Before that he spent time at Cisco, where he worked together with Andy. Nate holds **BS in Computer Science from Stanford University**. He is also a pro-gamer and has earned several battle scars which he likes to share only in person!



RISKS






Lu Feng
COFOUNDER/DATA SCIENCE

Before joining Commerce.AI founding team, Lu has been a researcher at MIT. She finished her **Ph.D. from MIT** in Physics. Growing up in a family of mathematicians, Lu has always been fascinated by large scale unstructured data. She is also a prolific writer, writing fiction since she was 12. These passions attracted her to Commerce.AI's goal of building a massive AI platform that understands all the world's products. Lu is also National Science Foundation Graduate Research Fellow and a Penn State Schreyer Honors Scholar.



Natty Iyer
COFOUNDER/BIZDEV

Natty Iyer joined Commerce.AI from **eBay**, where he was running product management. Natty brings over 20 years of experience in various roles ranging from engineering to marketing to business development. Before that, he worked at Cisco, where Andy and Natty worked together. Natty holds **MBA from Santa Clara University and BE (CS) from NIT**. Natty has been a passionate champion of future of AI in retail and has written papers related to this topic during his business school. He is an avid soccer fan and thinks AI is now ready to choose a perfect soccer team!



Mika Uehara
COFOUNDER/MARKETING (PART-TIME CONSULTANT)

Mika leads marketing and branding activities for Commerce.AI. Before that, she was a senior director at Fiverun, an e-commerce technology startup. She has also been an advisor at **Macy's** fashion incubator. Mika has worked for a number e-commerce companies including VigLink and Commission Junction. Mika holds **MSc from London School of Economics**. Mika has also founded SF FASHTECH, a premier community platform dedicated to fashion, design, and technology.

Notable Advisors & Investors



Plug and Play



DeNA

Q&A with the Founder

Q: Please detail your platform.

Commerce.AI: We are an AI platform which helps companies make informed product decisions. For brands, we train our AI to scan the web to evaluate other products in their product category and SKU to derive trends, competitive intel, and customer and industry insights. For retailers, our AI gives insight as they evaluate what products they will purchase, evaluating features, brands, price, etc. across that specific product category and SKU. We are currently building a feature to help retailers better market their products with insights from the web.

Q: Please detail your brand acquisition and sales strategy.

Commerce.AI: Currently, we are fielding 50-60 inbound leads. We are focusing on improving our product and fulfilling existing demand. Going forward, we intend to partner with retailers to connect us to brands they stock. We have already begun to see referrals from our customer Walmart. We are also working with our advisors to craft an outbound brand outreach strategy to bolster our inbound and referral pipeline.

Q: Please detail your retailer acquisition and sales strategy.

Commerce.AI: We are seeing strong inbound interest, including interest from Toy R Us , Home Depot, and Bevmo amongst others. Once this inbound slows, we will reach new retailers via cold outreach and by attending industry conferences. We are only targeting the largest 250 retailers so this is a relatively small pool to capture.

Q: Please detail how your existing pilots have gone.

Commerce.AI: We will typically run a one-month pilot testing a given company's specific product category. We converted Netgear this month and are working with Toys R Us' CTO to launch their pilot next. Every full pilot has resulted in the customer signing a contract with us.

Q: Please detail your customer pipeline.

Commerce.AI: We have 50-60 leads, including brands such as P&G, Nestle, Clorox, Mars, and 7-8 large retailers.

Q: Please detail your strategy to scale post-raise and product roadmap.

Commerce.AI: Post raise, we will hire more data scientists to build out additional features. We will also make marketing hires to raise our own brand image in case we see our inbound interest slow. Furthermore, we will be bolstering our platform's infrastructure to be more product type agnostic. This will reduce the onboarding time for new customers.

Q: Please detail your competitive advantages and barriers to entry.

Commerce.AI: We don't believe we have direct competitors. Most brands and retailers use survey companies such as Qualtrics to elicit product feedback. We do not see these players rolling out an AI platform such as ours as this would cannibalize their primary revenue streams.

Q: Please detail your IP.

Commerce.AI: We have 14 provisional patent claims submitted.

Q: What do you view as your exit opportunity?

Commerce.AI: Have already fielded inbound acquisition inquiries. We aim to go public or expect to be acquired by a tech player or a large retailer.

Q: Why did your Legal and Accounting expenses jump in May 2017?

Commerce.AI: This was due to legal work by our lawyer.

Q: Why did your Travel expense jump in March 2017?

Commerce.AI: We traveled to Shoptalk Conference in Las Vegas.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

EDIT SHARE

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D – RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $1,070,000	US $1,070,000
Minimum investment	$20,000	US $500
Target minimum	US $100,000	US $100,000
Security type	Crowd Note	Crowd Note
Conversion discount	10.0%	10.0%
Valuation cap	US $8,000,000	US $8,000,000
Closing Conditions	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $100,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $100,000 under the Combined Offerings (the "Closing Amount", no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.
Investment Management Agreement	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with Commerce.AI's offering materials for additional details.	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with Commerce.AI's offering materials for additional details.

Use of Proceeds



If Minimum Amount Is Raised

Business operations an...
Outbound Marketing
Product Development

If Maximum Amount Is Raised

Public Relations
Sales & Business Opera...
Outbound Marketing
Product Development ...

Investor Perks

Level 1 Investor ($10,000)

- Exclusive Invitation to our launch event in San Francisco
- Special mention in our upcoming Forbes/Fortune/Techcrunch article
- Premium Patagonia Vest with Commerce.AI logo
- Crash-course on "Artificial Intelligence and the Future" (2-hours)

Level 2 Investor ($50,000)

- All of the above +
- "Google Home" or "Amazon Alexa" device with special edition of Commerce.AI app (as applicable to your business)
- Exclusive Dinner with Commerce.AI team

Level 3 Investor ($200,000)

- All of the above +
- Paid airfare and hotel stay in San Francisco, from anywhere in the world, during our launch event.
- A special tour of silicon valley, including Commerce.AI headquarters.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Highlights
Pitch Deck
Team Story
Term Sheet
Financial Discussion
Data Room
0 comments
Overview
Product & Service
Q&A with Founder
Investor Perks
Market Landscape
Form C
SeedInvest

Financial Discussion

Capitalization

The Company has the following debt outstanding:

The Company currently has 71,942 of outstanding debt which matures in five years. The Company plans to either raise additional equity capital or refinance its current debt, or some combination thereof, in order to satisfy these obligations before they become due.

The Company has conducted the following prior Securities offerings in the past three years:

The Company issued $680,000 of additional SAFE notes, which provide the holders with the opportunity to purchase equity in the future. Also during 2017, the Company issued an additional 725,000 options to purchase Company stock. All of the options have vesting periods between 2 and 4 years.

Operations

The Company has experienced recurring losses from operations since inception and will be required to obtain additional funding or alternative means of financial support, or both, prior to January 1, 2018, in order to continue as a going concern. As shown in the accompanying financial statements, the Company incurred net losses of $131,326 and $40,168 for the twelve month periods ended December 31, 2016 and 2015, and has an accumulated deficit of $176,812 as of December 31, 2016. Additionally, the Company incurred negative cash flows from operations of $131,326 and $39,368 for the twelve month periods ended December 31, 2016 and 2015.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $350K in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy. Post-raise, the Company's monthly cash burn will be $25K.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" in the Exhibit A of the Form C , the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Market Landscape

RISKS




Figure: All figures in $Billions. Consumer Insights Driven Businesses Will Steal $1.2 Trillion Annually By 2020 according to a Forrester report. (Link here)

Market

According to Forrester, Artificial intelligence technologies will be rapidly assimilated into analytics practices, giving business users unprecedented access to powerful insights that drive action. Truly insights-driven businesses will steal $1.2 trillion per annum from their less-informed peers by 2020.

(Reference)

Competition

- Largest competitor for Commerce.AI's "automated product intelligence" is "manual product intelligence". Company employees spend a countless number of hours manually analyzing unstructured data such as product reviews, discussion forums and focus group survey results in order to build this intelligence.

- On the other hand, market research giants (such as Nielsen, Forrester, Gartner) have an army of analysts conducting the similar analysis. These reports lag real-time updates necessary for the modern world.

- There is no clear leader in the market that we are carving out. We aim to be the gold standard for automated product intelligence.

*This figure represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

Risks and Disclosures

The Company's valuation is relatively high given its stage and historical revenue. The Company is raising at an $8M cap, 10% discount with no interest rate while having only generated $185K since September 2016. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

Commerce.AI faces competition from other companies in the product intelligence space. Existing companies that engage in the product intelligence business or are within the retail tech space could introduce new or enhance existing products. If the Company is able to establish a market around its product, it may find that larger, better-funded companies may enter the market, which could negatively impact Commerce.AI's growth.

The Company is a B2B business with long sales cycles. To date, Commerce.AI has only secured two paying customers. If the Company is unable to increase its customer growth, it will not hit its revenue targets, potentially harming the financial health of the Company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Anand Pandharikar who is the CEO of the Company. The Company has entered into an employment agreement with him, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Anand Pandharikar or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products. Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer. We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance, and transmission of this information is critical to our operations and business strategy.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business. Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights. Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has transactions with related persons. The Company currently has $71,942 of outstanding debt issued by the Founder, which matures in five years. The Company plans to either raise additional equity capital or refinance its current debt, or some combination thereof, in order to satisfy these obligations before they become due.

The Company does not have an official record of Board Meeting Minutes. Board meeting minutes serve as an official and legal record of the meeting of the Board of Directors. Proper corporate government typically requires that all appointments of board members, approval of capital raising and approval of major decisions were done in accordance with state law and the company's bylaws. Board meeting minutes should serve as an evidence of the above.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change. Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive pressures, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has experienced recurring losses from operations since inception and will be required to obtain additional funding or alternative means of financial support, or both, prior to January 1, 2018, in order to continue as a going concern. As shown in the accompanying financial statements, the Company incurred net losses of $131,326 and $40,168 for the twelve month periods ended December 31, 2016 and 2015, and has an accumulated deficit of $176,812 as of December 31, 2016. Additionally, the Company incurred negative cash flows from operations of $131,326 and $39,368 for the twelve month periods ended December 31, 2016 and 2015.

The Company has not yet filed a form D for its prior offering in July 2017. SEC rules require this notice to be filed by companies within 15 days after the first sale of securities in the offering. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. Although Commcerce.ai plans to start the process of filing a form D, there is a risk that a late penalty could apply.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the Company. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (and only a financing using preferred shares will count for this purpose), the conversion price will be set for conversion into non-voting shares of a to-be-determined class of preferred stock.

Investors in the Regulation CF offering will be considered non-major investors under the terms of the notes offered. Only major investors will have their notes converted at this time, notes held by non-major investors will only convert at the sole discretion of the Company or in the event of subsequent corporate transaction. Further, the notes convert at a discount of 10%, or based on a valuation cap meaning investors would be rewarded for taking an early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time conversion, if any, might value the Company at an amount well below the valuation cap, so you should not view the valuation cap as being an indication of the Company's value. Further any interest on the notes is accrued interest, therefore you will not be paid interest payments on these notes. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

It is unclear how the Crowd Note would be interpreted by a court if we were forced into litigation. We are using Crowd Notes in this offering. Crowd Notes are designed to offer equity in the Company at a future date when specified conditions occur. However, it is unclear how a court in Delaware would interpret the provisions of the Crowd Note in relation to our organization as a limited liability company and since the notes set the number of underlying securities an investor is entitled to now, but do not provide for interest or a maturity date and only convert in limited circumstances. Should we be forced to litigate the terms of the Crowd Note, it is possible that a court would not interpret the note as we do, thereby impacting the terms of the investment and possibly providing greater rights to some investors and lesser rights to others.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-major investor under the terms of the notes offered, and therefore upon any conversion you will receive shares of a Shadow Series with certain limited rights. Shadow Series shareholders may receive a different liquidation preference, may not have voting rights, and will receive quarterly business updates by the Company but may be limited in other information and inspection rights. Furthermore, the Company has issued and may issue convertible notes to investors outside of this offering. Those notes may convert earlier or under terms more favorable than the Crowd Note.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's Founder and CEO Anand Pandharikar beneficially owns up to 80% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, Anand Pandharikar may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Anand Pandharikar may have interests that are different from yours. For example, he may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, he could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

You will be bound by an investment management agreement, which limits your voting rights. All Non-Major Purchasers of Crowd Notes will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes vote to terminate the agreement.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and do not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

EDIT SHARE

Commerce.AI's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download Commerce.AI's Form C

Data Room

NAME	TYPE
Pitch Deck and Overview (2 files)	Folder
Product or Service (4 files)	Folder
Financials (2 files)	Folder
Fundraising Round (1 file)	Folder
Investor Agreements (2 files)	Folder
Miscellaneous (3 files)	Folder

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COMMERCE.AI

This presentation contains offering materials prepared solely by Commerc.AI without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are



Artificial Intelligence to Power Next Generation of Commerce













ANDY PANDHARIKAR
CEO

- Previous startup acquired
- Stanford, HBS(exec)

NATHANIEL ORLIN
PRODUCT/ENGINEERING

- Stanford (CS)
- IBM Watson

LU FENG
DATA SCIENCE

- MIT Ph.D.
- AI Expert

NATTY IYER
BIZ DEV

- eBay, Cisco
- MBA, Santa Clara U.

MIKA UEHARA
MARKETING - PART-TIME CONTRACTOR

- Macy's, Commission Junction
- London School of Economics










Stanford University · flipkart.com · CISCO · IBM · LSE

HARVARD BUSINESS SCHOOL · ebay · MIT

PROBLEM

BRANDS

Money spent on
Market Research (slow, offline)

PRODUCT INFORMATION LACKS MACHINE INTELLIGENCE

RETAILERS

Time spent on manually
Merchandising (inefficient)

SCALE

30,000+ new consumer products created every year
22 Trillion spent on global retail

These statements represent management's opinion. They do not represent guarantees of future results, levels of activity, performance, or achievements.

Confidential COMMERCE.AI

MANUAL REPORTS



REPORT

Important Made in USA Origin Disclaimer: For certain items sold by Walmart on Walmart.com, the displayed country of origin information may not be accurate or consistent with manufacturer information. For updated, accurate country of origin data, it is recommended that you rely on product packaging or manufacturer information.
Enter a new world of entertainment with the Samsung 55" LED Smart HDTV UN55J6201. It offers stunning picture quality and Wi-Fi compatibility for streaming. Navigate effortlessly through the menus t

TRENDS

- 55" LCD panel 1080p 60Hz LED HDTV with a 1920 x 1080 Full HD resolution
- True 16:9 aspect ratio; view your movies as the director intended
- Built-in digital tuner; watch digital broadcasts, including HDTV programs where available
- HDMI Inputs: 2; enjoy a superior HD experience with HDMI, the one cable audio/video solution
- 55" screen measured diagonally from corner to corner
- Wall-mountable; VESA standard 400mm x 400mm
- Samsung LED HDTV with built-in Wi-Fi; stream content directly from the Internet

BRANDS

Product development: Significant time/ cost spent on "Customer Surveys"

Market research reports **lag behind** product and market trends

This slide represents management's opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.


Electronics > TV & Video > Shop TVs by Type > Smart TVs
PRODUCT TITLE
$497.99
xxxxxAVB
PRODUCT DESCRIPTION
Important Made in USA Origin Disclaimer: For certain items sold by Walmart on Walmart.com, the displayed country of origin information may not be accurate or consistent with manufacturer information. For updated, accurate country of origin data, it is recommended that you rely on product packaging or manufacturer information.
Enter a new world of entertainment with the Samsung 55" LED Smart HDTV UN55J6201. It offers stunning picture quality and Wi-Fi compatibility for streaming. Navigate effortlessly through the menus to find your favorite shows, movies, sports and games. With this Samsung LED HDTV, go beyond watching normal programs and check out the latest YouTube hits, view entertainment news or do some online shopping with full web browsing capabilities. See it all with greater picture quality, including a wider spectrum of colors with the Wide Color Enhancer and the clarity of Motion Rate 120. This 1080p 60Hz LED HDTV has a Full HD resolution of 1920 x 1080 with a true 16:9 aspect ratio for movies. With the built-in digital tuner, enjoy digital broadcasts including HDTV programs where available. The HDMI inputs offer a one cable audio/video solution and easy connectivity with Blu-ray/DVD players and game consoles.
FEATURES
• 55" LCD panel 1080p 60Hz LED HDTV with a 1920 x 1080 Full HD resolution
• True 16:9 aspect ratio; view your movies as the director intended
• Built-in digital tuner; watch digital broadcasts, including HDTV programs where available
• HDMI Inputs: 2; enjoy a superior HD experience with HDMI, the one cable audio/video solution
• 55" screen measured diagonally from corner to corner
• Wall-mountable; VESA standard 400mm x 400mm
• Samsung LED HDTV with built-in Wi-Fi; stream content directly from the Internet
• Note: You must have a source of HD programming in order to take full advantage of the Samsung 55" LED Smart HDTV. Contact your local cable or satellite TV provider for details on how to upgrade.
• TV stand sold separately. See all TV stands.
• TV mount sold separately. See all TV mounts.
CUSTOMER Q&A
Get specific details about this product from customers who own it.
Ask a question
Sort by:
Number of answers
Does it come with a stand?
3 answers
L……………………………….
Does this tv have a usb port
2 answers
Last answer: 12/1/2015
Why can't I add it to my cart?
2 answers
Last answer: 11/24/2015
would like to know which tv that has DVD player built in
2 answers
Last answer: 11/25/2015
CUSTOMER REVIEWS
4.4 out of 5
Average rating: 4.5 stars
see all 154 reviews
Most relevant
Worth $498
Average rating: 4 stars
by BorderlineSatisfied
I bought this tv because of the price and the television perks it came with. There's a lot of options on the menu to customize your picture, sound, & other
No (22)
Report
Great TV at a reasonable price
9/17/2016

RETAILERS

4-6 weeks to manually curate and merchandise products to sell

No automated loop connecting product reviews to product descriptions

This slide represents management's opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

Accelerate product decisions using
DEEP PRODUCT LEARNING ™





① **DEEP PRODUCT LEARNING ™**

② **Brands:** automate product designs

③ **Retailers:** automate merchandising

Patented **DEEP PRODUCT LEARNING ™**

STRONG TEAM : Have built machine learning / commerce startup before

Customer base: **WALMART, CISCO**

Investors: **PLUG AND PLAY, SF ANGELS, DeNA**

Conference Networks: **SHOPTALK, TECHCRUNCH**



CUSTOMERS

CURRENT CUSTOMERS

Walmart

CISCO

PIPELINE OF 54+ LARGE BRANDS & RETAILERS



Nestlé, Clorox, NETGEAR, PERRY ELLIS, JCPenney, ESTĒE LAUDER

SC Johnson A Family Company, The Home Depot, KOHL'S, wish, Westfield, CLEARISTA, west elm

LENOX, TARGET, General Mills, Panera Bread, Marriott, BevMo!, Talbots

THANK YOU

EXHIBIT E

Video Transcript

Script for video version 1:

0:00 At Commerce AI, we are building the **brain** of commerce

0:05 Using deep learning technology, the AI scans the world's product information and consumer opinions...

In the form of **text**... comments and reviews,

video clips and audio files

Images posted by users

0:26 And processes all of this information, turning noise into signal, to form a **cognitive understanding** of all the products in the world!

Based on this, the AI creates Decision Agents that automate product-related workflows, helping brands and retailers to:

0:45 **Auto-Generate product catalog**, using the right words at the right time

0:52 **Surface new markets**, increasing market share and customer visibility

0:59 **Enhance product sentiment**, building loyalty and referrals

1:03 **Predict product recalls**, minimizing returns.

1:07 and **track competition**

1:10 Workflows such as these currently take weeks or months of **manual labor**...now, for the first time in history, can be done in seconds!

It's automatic, language agnostic, and infinitely scalable

We are building the true **self-driving-commerce**.